MANAGEMENT’S DISCUSSION and ANALYSIS for the Three-Month and Six-Month Periods Ended August 31, 2006

Scope of management’s financial analysis

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. ("the Company") and the accompanying notes for the three-month and six-month periods ended August 31, 2006 and 2005. The reader should also refer to the management’s discussion and analysis of financial position as at February 28, 2006 and results of operations, including the section describing the risks and uncertainties. It should be noted that the annual financial statements and the management’s discussion and analysis as at February 28, 2006 as well as the information as at August 31, 2005 are those of Virginia Gold Mines Inc. ("Virginia Gold Mines"). Further to the approval of the plan of arrangement effective March 31, 2006, involving Goldcorp Inc., Virginia Gold Mines and the Company, all the assets and liabilities not related to the Eleonore property were transferred to the Company. The Company is the continuity of Virginia Gold Mines without the Eleonore project. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Forward-Looking Statements

This document may contain forward-looking statements reflecting the management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected. The company’s management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events.

Nature of Activities

he Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the

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disposal of properties. The Company will periodically have to raise additional funds to continue its operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

The Company specializes in searching for gold and base metal deposits in almost unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of clear agreements ruling the access to the territory. The Company is among the most active exploration companies in Quebec with a vast portfolio of properties.

Selected Quarterly Financial Information (unaudited)

	Interim Statements of Earnings for the Three-Month Periods Ended August 31,		Interim Statements of Earnings for the Six-Month Periods Ended August 31,
	2006	2005	2006	2005
	($)	($)	($)	($)
Revenues

Interest and others	511,290	320,066	883,514	672,558
Option payments received in excess of cost of mining properties	–	–	3,788,527	–
Gain on sale of short-term investments	247,533	201,920	611,146	338,676
Gain on sale of mining properties	–	37	319,831	429,853
	758,823	522,023	5,603,018	1,441,087
Expenses
Administrative expenses	1,587,322	510,860	3,136,970	889,901
General exploration costs	451,358	284,417	885,063	317,729
Grants, credit on duties refundable for loss and refundable tax credit for resources	(14,706)	(69,275)	(47,782)	(60,179)
Cost of mining properties abandoned	–	783,395	15,292	946,875
Writedown of short-term investments	1,595,496	–	1,890,965	–
	3,619,470	1,509,397	5,880,510	2,094,326
Loss from continuing operations	(2,860,647)	(987,374)	(277,492)	(653,239)
Loss from discontinued operations	–	(183,398)	–	(310,615)
Loss for the period	(2,860,647)	(1,170,772)	(277,492)	(963,854)
Basic diluted loss per share from continuing operations	(0.1107)	(0.0436)	(0.0111)	(0.0293)
Basic diluted loss per share from discontinued operations	–	(0.0081)	–	(0.0140)
Total basic and diluted loss per share	(0.1107)	(0.0517)	(0.0111)	(0.0433)

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Other Information (unaudited)

	Balance Sheets as at
	August 31,	February 28,
	2006	2006
	($)	($)

Cash and cash equivalents and short-term investments	38,898,713	31,585,820
Mining properties	9,937,652	6,567,312
Assets of discontinued operations	–	12,631,282
Other assets	8,893,122	15,230,183
Total assets	57,729,487	66,014,597
Shareholders ’ equity	54,584,604	60,968,479

Since its incorporation, Virginia Mines (“Virginia”) has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company’s financial requirements for the financing of its exploration programs and on its future financial growth, and on any other factor that the Board of Directors will deem necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

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Exploration Activities from Continuing Operations

Summary of activities

During the six-month period ended August 31, 2006, the Company's exploration costs amounted to $1,850,860 (of which an amount of $1,730,693 was capitalized) in comparison with costs of $1,349,202 (of which an amount of $1,146,961 was capitalized) for the same period in 2005.

On August 29, 2006, the Company granted Macdonald Mines Exploration Ltd. the option to acquire a 50% interest in the LG3.5 property in consideration of 40 000 $ in cash, which amount was not cashed as of August 31, 2006, and the carrying-out of exploration work totalling 1,200,000 $ no later than August 29, 2011.

During the summer of 2006, the Company has initiated work on several new projects in various sectors of the James Bay region, among others the sectors of Opinaca, Assinica, Fontanges and Rivière Broadback. Work carried out on these new projects acquired while in the wake of the Éléonore discovery consisted mainly of prospecting, geological reconnaissance and ground geochemical surveys to outline new targets for gold and base metals. Work is still ongoing on some of these projects and most of assays results are yet to come; so additional time is required to evaluate the real potential of these projects.

The Company was also very active on two partnership projects, namely Corvet Est (with Goldcorp Inc.) and the Coulon project (with Breakwater Resources Ltd.). In the first case, a program of geological mapping was conducted in July and was followed in August by a diamond drilling program of around 2,300 metres that is still in progress. This drilling program applies mainly to the extensions of the Marco and Contact zones. At Coulon, a program of geological mapping was initiated in August and will be going on until September. A drilling program of around 2,500 metres will follow in October to test the extensions of known massive-sulphide lenses as well as new targets generated by the work in progress.

Results of Operations from Continuing Operations

Revenues for the quarter ended August 31, 2006 were $758,823 compared to $522,023 for the same period in 2005. Revenues for the six-month period ended August 31, 2006 stood at $5,603,018 compared to $1,441,087 for the same period in 2005. Interest income and dividends for the three-month and six-month periods ended August 31, 2006 increased following the increase in short-term investments.

The Company also receives fees for its role as the operator of projects in its various partnerships. The Company received fees from GoldCorp on the Corvet Est project during the first two quarters of 2006 and from Breakwater Resources Ltd. on the Coulon project during the second quarter of 2006. The Company received fees mostly from Noranda inc. on the Coulon project during the first quarter of 2006 and from Placer Dome inc. on the Corvet Est project during the second quarter of 2005. Option payments received in excess of cost of mining properties and the gain on sale of mining properties have been recognized in earnings following agreements with partners.

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Expenses raised to $3,619,470 during the quarter ended August 31, 2006 compared to $1,509,397 for the same period in 2005. For the six-month period ended August 31, 2006, expenses were $5,880,510 compared to $2,094,326 for the same period in 2005. The increase in professional and maintenance fees mainly results from expenses related to the granting of stock options on April 6 and July 19, 2006 for a total of $1,194,272 during the second quarter of 2006 and for a total of $2,032,193 for the six-month period ended August 31, 2006. The increase in management fees is due to a slight increase in the Company’s exploration work. The increase in rent and administrative expenses mainly results, during the first current quarter, from expenses inherent to administrative and professional services, from expenses related to the exercise of stock options and from the transaction-related bonus of $370,000 allocated to directors, officers and employees in connection with the transaction involving Goldcorp. The Company decreased its advertising budget for the current periods, leading to a decrease in advertising, exhibitions and travelling expenses. The variation in general exploration costs is mainly explained by the granting of stock options on April 6 and July 19, 2006, as well as by the decrease in on-site work expenses. During the first quarter ended August 31, 2006, the Company wrote off 25 % of the Triestre property and 22 % of the Eleonore Regional property for a total of $15,292 while keeping the rights on its claims.

During the first two quarters, a writedown of short-term investments has been recognized in order that certain investments be accounted for at the lower of cost and market value.

Quarterly Information

The information presented below details the total revenues, overall net earnings (net loss), and net earnings (net loss) per participating share from continuing operations of the last eight quarters

Quarter ended	Total revenues	Net earnings (net loss)	Net earnings (net loss) per share
			Basic	Diluted
2006-08-31 2006-05-31 2006-02- 28 2005-11-30 2005-08-31 2005-05-31 2005-02-28 2004-11-30	758,823 4,844,195 2,517,714 422,982 522,023 919,064 641,789 133,026	(2,860,647) 2,583,155 4,849,054 (168,263) (987,374) 334,135 (3,927,736) (345,901)	(0.111) 0.107 0.214 (0.008) (0.044) 0.014 (0.210) (0.018)	(0.111) 0.107 0.206 (0.006) (0.044) 0.014 (0.210) (0.018)

The information presented below details the total revenues, overall net earnings (net loss), and net earnings (net loss) per participating share from discontinued operations of the last eight quarters.

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Quarter ended	Total revenues	Net earnings (net loss)	Net earnings (net loss) per share
			Basic	Diluted
2006-08-31 2006-05-31 2006-02-28 2005-11-30 2005-08-31 2005-05-31 2005-02-28 2004-11-30	– – – – – – – –	– – 540,795 (79,023) (183,398) (127,217) (54,693) (91,776)	– – 0.024 (0.004) (0.008) (0.006) (0.002) (0.006)	– – 0.024 (0.004) (0.008) (0.006) (0.002) (0.006)

 Liquidity and Capital Resources from Continuing Operations

During the three-month period ended August 31, 2006, cash flows provided from operating activities amounted to $1,107,174 compared to $493,580 during the corresponding three-month period ended August 31, 2005. During the six-month period ended August 31, 2006, cash flows provided from operating activities amounted to $2,144,141 compared to $1,013,211. The increase for both quarters is primarily due to the increase in accounts receivable and accrued liabilities.

Cash flows from financing activities include the issuance of shares under private placements and the exercise of stock options and warrants. For the three-month period ended August 31, 2006, 600,000 shares were issued to Billiton Resources Canada in consideration of the latter's 50% interest in the Lac Gayot property and for the three-month period ended May 31, 2006, 1,210,406 shares were issued to Goldcorp for a cash consideration of $5,047,393. For the corresponding period in 2005, issuances in connection with private placements stood at $15.6 M.

The exercise of stock options and warrants had the effect of increasing cash flows from financing activities by $2,761 for the three-month period ended August 31, 2006 and by $422,554 for the three-month period ended August 31, 2005. Such increase amounted to $428,688 for the six-month period ended August 31, 2006 and to $4,535,707 for the six-month period ended August 31, 2005.

The Company ’ investing activities consist primarily of the additions to mining properties and increase in exploration costs and in the purchase and sale of short-term investments. The additions to mining properties and exploration work required disbursements of $1,025,945 for the three-month period ended August 31, 2006 and of $2,546,644 for the three-month period ended August 31, 2005. Such disbursements were $1,300,572 for the six-month period ended August 31, 2006 and $7,055,495 for the six-month period ended August 31, 2005. During the three-month periods ended August 31, 2006 and 2005, the increase in short-term investments was $3,847,960 and $1,022,093, respectively. This increase stood at $3,111,065 for the six-month period ended August 31, 2006 compared to $13,486,974 for the six-month period ended August 31, 2005.

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Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company entered into the following transactions with companies owned by directors:

	Three-Month Periods Ended August 31,
	2006	2005
	$	$
Expenses capitalized in mining properties	202,804	131,196
Management fees	52,340	166,000
Rent and office expenses, advertising and travelling	484,253	153,709
General exploration costs	12,202	31,615
	751,599	482,520

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

 Carrying Value of Mining Properties

At the end of each quarter, exploration work carried out on mining properties is reviewed to evaluate the potential of each property. Following this analysis, writeoffs are made, if required.

Summary of significant accounting policies

The significant accounting policies are summarized in the annual management’s discussion and analysis joined with the annual financial statements of Virginia Gold Mines as at February 28, 2006. The accounting policies used for the three-month and six-month periods ended August 31, 2006 are in accordance with those used in the audited annual financial statements of Virginia Gold Mines.

Financial Instruments

Fair value

Cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates.

The fair value of short-term investments, determined based on quoted market value, amounts to $29,506,369 and $22,711,829 as at August 31, 2006 and February 28, 2006 respectively.

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Disclosure of Outstanding Share Data

The Company may issue an unlimited number of common shares, without par value. As at October 6, 2006, 26,373,198 shares are outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at October 6, 2006, 1,019,000 stock options are outstanding. Their weighted average exercise price is $4.16 and the expiry date varies from August 6, 2011 to July 19, 2016.

As at October 6, 2006, 484,162 warrants are outstanding.

On May 18, 2006, 484,162 warrants with an exercise price of $5.84 were granted in connection with private placements. These warrants expire in November 2007.

Risk Factors and Uncertainties

There have been no significant changes in the risk factors and uncertainties facing the Company, as described in February 28, 2006 Management's Discussion and Analysis of Virginia Gold Mines.

Additional Information and Continuous Disclosure

This Management’s Discussion and Analysis is dated October 6, 2006. Additional information on the Company is available through regular filings of press releases, financial statements and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Gaétan Mercier
President and CEO	Chief Financial Officer and Secretary

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